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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13D
                                 (RULE 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 3)(1)

                           NATIONAL INFORMATION GROUP
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                                (Name of Issuer)


                                  COMMON STOCK
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                         (Title of Class of Securities)


                                   6348P 10 0
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                                 (CUSIP Number)


                                 Mark A. Speizer
                        395 Oyster Point Blvd., Suite 500
                       South San Francisco, CA 94080-1933
                                 (650) 872-6772
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 17, 1998
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             (Date of Event Which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

        NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

        (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 6348P100                   13D                Page  2   of  4   Pages


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 1      NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                MARK A. SPEIZER
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 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                         (b) [X]
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 3      SEC USE ONLY

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 4      SOURCE OF FUNDS*

                N/A
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 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) OR 2(e)                                                 [ ]

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 6      CITIZENSHIP OR PLACE OF ORGANIZATION

                UNITED STATES
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                    7    SOLE VOTING POWER

  NUMBER OF              1,675,825 SHARES OF COMMON STOCK
   SHARES           ------------------------------------------------------------
BENEFICIALLY        8    SHARED VOTING POWER
  OWNED BY
    EACH                 20,800 SHARES OF COMMON STOCK  (1)
  REPORTING         ------------------------------------------------------------
 PERSON WITH        9    SOLE DISPOSITIVE POWER

                         1,675,825 SHARES OF COMMON STOCK
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         20,800 SHARES OF COMMON STOCK  (1)
                    ------------------------------------------------------------

 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,696,625 shares of Common Stock
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 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES               [ ]
        CERTAIN SHARES*
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 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                41.2%
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 14     TYPE OF REPORTING PERSON*

                   IN
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(1) INCLUDES 12,400 SHARES BENEFICIALLY OWNED BY MR. SPEIZER'S SPOUSE, LINDA
SPEIZER, AND 8,400 SHARES HELD BY MR. SPEIZER AND HIS WIFE FOR THE BENEFIT OF EACH OF MR. SPEIZER'S TWO DAUGHTERS (4,200 FOR EACH DAUGHTER).



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                        STATEMENT PURSUANT TO RULE 13d-1

                                     OF THE

                          GENERAL RULES AND REGULATIONS

                                    UNDER THE

                   SECURITIES EXCHANGE ACT OR 1934, AS AMENDED

================================================================================

        THE STATEMENT ON SCHEDULE 13D OF MARK A. SPEIZER RELATING TO THE COMMON STOCK ("COMMON STOCK"), OF NATIONAL INFORMATION GROUP, A CALIFORNIA CORPORATION, IS HEREBY AMENDED AS FOLLOWS:

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

ITEM 6 IS HEREBY AMENDED BY ADDING THE FOLLOWING TEXT AT THE END THEREOF:

NATIONAL INFORMATION GROUP, A CALIFORNIA CORPORATION (THE "COMPANY"), ENTERED INTO AN AGREEMENT AND PLAN OF MERGER DATED AS OF NOVEMBER 17, 1998 (THE "MERGER AGREEMENT") WITH THE FIRST AMERICAN FINANCIAL CORPORATION ("FIRST AMERICAN"), AND PEA SOUP ACQUISITION CORP., A DELAWARE CORPORATION AND A WHOLLY-OWNED SUBSIDIARY OF FIRST AMERICAN. THE MERGER AGREEMENT PROVIDES THAT EACH ISSUED AND OUTSTANDING SHARE OF COMMON STOCK OF THE COMPANY WILL BE CONVERTED INTO THE RIGHT TO RECEIVE SIXTY-SEVEN HUNDREDTHS (0.67) OF A SHARE OF COMMON STOCK OF FIRST AMERICAN. UPON CONSUMMATION OF THE MERGER, THE COMPANY WILL BECOME A WHOLLY-OWNED SUBSIDIARY OF FIRST AMERICAN.

CONCURRENTLY WITH THE EXECUTION OF THE MERGER AGREEMENT, MARK A. SPEIZER, CHAIRMAN AND THE CHIEF EXECUTIVE OFFICER OF THE COMPANY, AND BRUCE A. COLE, THE PRESIDENT OF THE COMPANY, ENTERED INTO A VOTING AGREEMENT WITH FIRST AMERICAN WHEREBY MESSRS. SPEIZER AND COLE AGREED TO VOTE THEIR SHARES OF THE COMPANY'S COMMON STOCK IN FAVOR OF THE MERGER AS CONTEMPLATED IN THE MERGER AGREEMENT.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

1. AGREEMENT AND PLAN OF MERGER, DATED AS OF NOVEMBER 17, 1998 BY AND AMONG THE FIRST AMERICAN FINANCIAL CORPORATION, PEA SOUP ACQUISITION CORP. AND NATIONAL INFORMATION GROUP.
2. VOTING AGREEMENT, DATED AS OF NOVEMBER 17, 1998 BY AND AMONG THE FIRST AMERICAN FINANCIAL CORPORATION. MARK A. SPEIZER AND BRUCE A. COLE.



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                                    SIGNATURE

        AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

DATED:  NOVEMBER 24, 1998


                                    /s/ MARK A. SPEIZER
                                    -----------------------------
                                    MARK A. SPEIZER